UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes of Registrant’s Certifying Accountants

On June 22, 2026, Skillful Craftsman Education Technology Limited (the “Company”) received a resignation letter from HTL International, LLC (“HTL International”) to resign as the Company’s independent registered public accounting firm, effectively immediately. Consequently, HTL International will not complete the audit or issue an audit report on the Company’s financial statements for the fiscal year ended March 31, 2026.

The audit report of HTL International on the consolidated financial statements of the Company for the fiscal year ended March 31, 2025 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended March 31, 2025 and through the subsequent interim period through June 21, 2026, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and HTL International on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to HTL International’s satisfaction, would have caused HTL International to make reference thereto in its report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2025.

In accordance with Item 16F(a)(3) of Form 20-F, the Company has provided HTL International with a copy of the foregoing disclosures and has requested that HTL International review such disclosures and provide a letter addressed to the Commission stating whether or not it agrees with the statements made herein. Attached as Exhibit 16.1 is a copy of HTL International’s letter addressed to the Commission relating to the statements made by the Company in this Report on Form 6-K.

On June 25, 2026, the Audit Committee (the “Audit Committee”) of Board of Directors of the Company approved the engagement of Guangdong Prouden CPAs GP (“Prouden CPAs”) to serve as the independent registered public accounting firm of the Company.

During the two fiscal years ended March 31, 2026 and through the subsequent interim period to June 25, 2026, neither the Company nor anyone on its behalf consulted Prouden CPAs with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Prouden CPAs that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

Exhibits Index

Exhibit No.	Description
16.1	Letter from HTL International, LLC, dated June 26, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: June 26, 2026